Exhibit 4.4

Performance Units (PAGUP)

On May 25, 2023, the Company's board of directors (the “Board”) granted 300,000 free performance units, or PAGUPs, to Mr. Frédéric Cren, the Chief Executive Officer and Chairman of the Board of the Company.

The purpose of this plan is to provide Mr. Cren with a long-term incentive scheme under economically comparable conditions to those granted to Pierre Broqua, Deputy Chief Executive Officer and director of the Company, under the AGA 2023-1 plan. As of May 25, 2023, Frédéric Cren was not eligible for a free allotment of Company shares under Article L. 225-197-1 II of the French Commercial Code, as he held more than 10% of the Company's share capital. However, Article L. 225-197-1 II of the French Commercial Code has been recently amended and now states that only shares in the company held directly by an employee or corporate officer for less than seven years are included in this percentage. Mr. Cren therefore became eligible for a free allotment of shares on this basis, the Board of Directors undertakes to allot to the beneficiary, in substitution for the performance units, an equivalent number of free shares. The free shares that will replace the performance units will be governed by the terms of the AGA 2023-1, or Free Share 2023-1, plan.

Definitive allocation is thus dependent on (i) a condition of presence, (ii) a condition that we grant Free Shares to all of the Company’s employees no later than December 31, 2023, and (iii) certain performance conditions.

Because the Company granted Free Shares to all employees on December 15, 2023, the condition in clause (ii) of the immediately preceding sentence has been met.

The PAGUP is allocated free of charge, will be adjusted based on the Company’s share price and will be paid out in cash, subject to fulfillment of the vesting conditions, at the end of the vesting period (each performance unit being equivalent in value to the price of an ordinary share in the Company on the vesting date).

The PAGUP plan provides that, in the event of a change of control occurring before the second anniversary of their allocation, beneficiaries may choose between (i) renunciation in exchange for compensation paid by the Company (calculated on the basis of 90% of the number of 2023 performance units multiplied by the share price on the day of the change of control) or (ii) receipt at the end of the vesting period, which would be reduced to two years, of an amount in cash equal to the opening price on the Euronext Paris regulated market of an ordinary share of the Company on the vesting date, less any social security contributions and taxes to be paid or withheld by the Company in accordance with applicable laws and regulations.